Mamma.com Releases Q3 2006 Results

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Q3 net loss of $2.55 million ($0.18 per share) including write-downs of $0.983 million, class action lawsuit settlement and other costs of $0.70 million compared to loss of $1.51 million ($0.13 per share) in Q3 2005

•	In November, Company enters into an agreement to settle the class action lawsuit for which it has made a provision in Q3 of 2006. The agreement is subject to court approval.

•	Q3 revenues of $1.9 million compared to the same level in Q2 2006 and to $2.4 million in Q3 2005

•	Operating activities provided cash of $69,000 compared to $45,000 in Q3 2005. Cash, cash equivalents and temporary investments remained at $8.5 million

Montreal, Canada, November 14, 2006—Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), reported its financial results for the third quarter ended September 30, 2006. Unless otherwise stated, all figures in this release are in US dollars.

The Company’s Q3 2006 net loss was $2,548,274 ($0.18 per share) compared to a net loss of $1,505,688 ($0.13 per share) for the same period in 2005. Net loss for the nine months ended September 30, 2006, was $4,689,554 ($0.33 per share) compared to $4,895,763 ($0.40 per share) for the same period in 2005. In Q3 2006, the Company recorded a $700,000 provision for the settlement and closure of the class action case and non-recurring non-cash expenses of $983,238 for write-downs due to significant decreases in the carrying values of certain assets such as the LTRIM investment due to delays in commercialization of its technology and assets related to graphic ads due to a significant decrease revenue in this area.

Revenues in the third quarter of 2006 were $1,891,068, 21% below the $2,390,634 revenues for the same period in 2005. The decrease of $499,566 was exclusively due to a significant reduction in business in graphic advertising where revenues declined by $987,161 from $1,136,580 in Q3 2005 compared to $149,419 in Q3 2006. Search advertising revenues increased by $303,244 from $1,254,054 in Q3 2005 compared to $1,557,298 in Q3 2006 due to general improvement of this revenue type and Copernic’s contribution. Software licensing and customized development and maintenance support increased by $184,351 due to Copernic’s contribution.

Revenues for the nine months ended September 30, 2006 were $6,029,981, 23% below the $7,805,543 revenues for the same period in 2005. The decrease of $1,775,562 was exclusively due to a reduction in the graphic advertising revenues of $3,213,524 offset by increases from other types of revenues: search advertising $797,548, software licensing $256,306 and customized development and maintenance support $384,108.

Loss from continuing operations in Q3 2006 was $2,553,202, including non-recurring expenses of $1,683,238 explained above, compared to $574,314 in Q3 2005. Payout costs in Q3 2006 over search and graphic advertising revenues were at 25%, compared with 44% in Q3 2005 mainly due to product mix between search and graphic, where search has an average payout cost lower than graphic, and due to the fact that for most of Copernic search revenues no payouts are incurred. General and administration expenses decreased by $214,408 mainly due to a reduction of $280,000 of professional fees related to the SEC investigation. Product development and technical support increased by $310,136 in Q3 2006 compared to Q3 2005 mainly due to the acquisition of Copernic. In Q3 2006 the amortization of intangible assets reflected the impact of the acquisition of Copernic.

Cash, cash equivalents and temporary investments at September 30, 2006 were $8,524,613 an increase of $101,446 compared with Q2 2006.

Guy Fauré, the Company’s President and CEO stated: “During the third quarter we have concentrated our efforts on two objectives: the first was to develop our funnel for the Copernic Desktop Search (CDS) product and second was to continue to control costs. We released version 2.0 of our CDS offering and have had many favourable reviews about the product. Its new interface significantly improves user experience and we have enhanced the product in consideration of the private labelled program. Our search network business has delivered its best quarterly results yet this year. In order to recapture significant revenues for our Ad network, we continue to focus on premium advertisers that would potentially generate contracts with larger buys, higher CPM’s and therefore higher margins. The CDS business development plan remains a high priority for the future of our company. Finally, our cost controlling measures have also resulted in maintaining a solid cash position. We will continue to closely monitor our expense level and take action when necessary.” Mr. Fauré added: “We are also pleased with the endorsements that we have had lately, where AOL announced the release of their OpenRide suite of products which include Copernic’s Desktop Search and the recent release by Pixsy, where through a partnership with them, Mamma will soon be releasing a video meta-search service that will enable users to search through multiple video data bases such as YouTube, Revver and many others.”

As announced on November 9 2006, the Company has entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants. Under the terms of the settlement agreement, plaintiffs would receive US$3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $0.65 million from the Company. The settlement contains no admission of wrongdoing by the Company or the officers of the Company who are individual defendants. The Company has always maintained and continues to believe that neither the Company nor any of the individual officers named committed any wrongdoing. However, given the potential cost and uncertainty of continued litigation, the Company believes that the settlement is in the Company’s best interests. Third quarter 2006 results include a provision of $0.7 million for this pending settlement and related costs.

The unaudited financial statements for the third quarter ended September 30, 2006 will soon be available on SEDAR and EDGAR and on www.mammainc.com.

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World “World Class award” in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

Mamma.com Inc.

Condensed Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	As at September 30, 2006 $	As at December 31, 2005 $
Assets

Current assets
Cash and cash equivalents	5,490,292	4,501,201
Temporary investments	3,034,321	4,013,312
Accounts receivable	1,220,606	2,623,940
Income taxes receivable	261,501	606,226
Prepaid expenses	448,991	295,288
Future income taxes	35,063	33,505
Assets of discontinued operations	—	9,694

	10,490,774	12,083,166

Future income taxes	14,110	13,483

Income tax credit	57,466	54,912

Investments	150,000	720,000

Property and equipment	526,283	598,758

Intangible assets	6,669,840	8,601,848

Goodwill	15,417,844	16,255,031

	33,326,317	38,327,198

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,413,525	2,690,943
Deferred revenue	220,978	249,953
Deferred rent	11,249	—
Income tax payable	8,100	8,062
Liabilities of discontinued operations	70,477	189,223

	2,724,329	3,138,181

Future income taxes	2,194,215	2,672,036

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding 14,340,864 common shares	95,298,234	95,298,234

Additional paid-in capital	5,639,480	5,249,902

Cumulative translation adjustment	561,137	370,369

Accumulated deficit	(73,091,078)	(68,401,524)

	28,407,773	32,516,981

	33,326,317	38,327,198

Mamma.com Inc.

Condensed Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the nine months ended		For the three months ended
	September 30		September 30
	2006 $	2005 $	2006 $	2005 $

Revenues	6,029,981	7,805,543	1,891,068	2,390,634

Cost of revenues	1,785,181	3,464,755	530,729	1,138,280

	4,244,800	4,340,788	1,360,339	1,252,354

Expenses
Marketing, sales and services	1,347,760	1,702,384	430,849	494,116
General and administration	2,967,084	4,546,230	892,428	1,106,836
Product development and technical support	1,924,527	940,938	615,926	305,790
Amortization of property and equipment	129,224	75,141	45,198	26,066
Amortization of intangible assets	1,579,095	147,714	528,538	51,325
Interest and other income	(312,972)	(504,277)	(116,853)	(193,119)
Loss (gain) on foreign exchange	133,595	23,203	(1,633)	22,927
Write-downs and settlement costs	1,683,238	—	1,683,238	—

	9,451,551	6,931,333	4,077,691	1,813,941

Loss from continuing operations before income taxes	(5,206,751)	(2,590,545)	(2,717,352)	(561,587)

Current (recovery of) income taxes	(4,876)	12,727	(4,876)	12,727
Recovery of future income taxes	(477,821)	—	(159,274)	—

Loss from continuing operations	(4,724,054)	(2,603,272)	(2,553,202)	(574,314)

Results of discontinued operations	34,500	(2,292,491)	4,928	(931,374)

Net loss for the period	(4,689,554)	(4,895,763)	(2,548,274)	(1,505,688)

Basic and diluted loss per share from continuing operations	(0.33)	(0.21)	(0.18)	(0.05)
Basic and diluted loss per share from discontinued operations	0.00	(0.19)	0.00	(0.08)

Basic and diluted net loss per share	(0.33)	(0.40)	(0.18)	(0.13)

Weighted average number of shares outstanding – basic and diluted	14,340,864	12,159,498	14,340,864	11,959,125

Mamma.com Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the nine months ended		For the three months ended
	September 30		September 30
	2006 $	2005 $	2006 $	2005 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(4,724,054)	(2,603,272)	(2,553,202)	(574,314)
Adjustments for
Amortization of property and equipment	129,224	75,141	45,198	26,066
Amortization of intangible assets	1,579,095	147,714	528,538	51,325
Employee stock-based compensation	389,578	54,344	124,333	72,203
Future income taxes	(477,821)	—	(159,274)	—
Write-down of property and equipment	9,813	—	9,813	—
Write-down of intangible assets	403,425	—	403,425	—
Write-down of investment	570,000	—	570,000	—
Unrealized loss on foreign exchange	1,151	—	(571)	—
Net change in non-cash working capital items	1,806,717	353,236	1,100,337	469,207

Cash from (used for) operating activities from continuing operations	(312,872)	(1,972,837)	68,597	44,487
Cash from (used for) operating activities from discontinued operations	(74,552)	(600,694)	644	(155,594)

	(387,424)	(2,573,531)	69,241	(111,107)

Investing activities
Reimbursement related to Copernic business acquisition	379,382	—	63,839	—
Purchase of property and equipment	(49,591)	(85,115)	(13,250)	(11,581)
Purchase of intangible assets	(43,027)	(47,971)	(18,384)	(5,776)
Net decrease (increase) in temporary investments	978,991	6,874,155	(3,034,321)	—

Cash from (used for) investing activities	1,265,755	6,741,069	(3,002,116)	(17,357)

Financing activities
Issuance of capital stock	—	6,425	—	6,425
Redemption of common shares	—	(1,053,155)	—	—

Cash from (used for) financing activities	—	(1,046,730)	—	6,425

Effect of foreign exchange rate changes on cash and cash equivalents	110,760	—	—	—

Net change in cash and cash equivalents during the period	989,091	3,120,808	(2,932,875)	(122,039)

Cash and cash equivalents – Beginning of period	4,501,201	20,757,089	8,423,167	23,999,936

Cash and cash equivalents – End of period	5,490,292	23,877,897	5,490,292	23,877,897

Cash and cash equivalents comprise:
Cash	376,800	1,363,506	376,800	1,363,506
Short-term investments	5,113,492	22,514,391	5,113,492	22,514,391

	5,490,292	23,877,897	5,490,292	23,877,897

FOR FINANCIAL INFORMATION PLEASE CONTACT:

Daniel Bertrand, Executive Vice President and Chief Financial Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #118

Telephone Local: (514) 908-4318

Email: dbertrand@mamma.com

Web site: www.mammainc.com

FOR OTHER INFORMATION PLEASE CONTACT:

Guy Fauré, President and Chief Executive Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #146

Telephone Local: (514) 908-4346

Email: guy@mamma.com

Web site: www.mammainc.com